As filed with the Securities and Exchange Commission on August 29, 2022

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

IDR Core Property Index Fund Ltd

(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Class A Shares of Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities) (Underlying Common Stock)

3 Summit Park Drive

Suite 450

Independence, OH 44131

(Address of Principal Executive Offices)

Gary A. Zdolshek

IDR Investment Management, LLC

3 Summit Park Drive

Suite 450

Independence, OH 44131

(Name and address of agent for service)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

John J. Mahon, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington, DC 20005

Tel: (202) 729-7470

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	Third-party tender offer subject to Rule 14d-1.

[X]	Issuer tender offer subject to Rule 13e-4.

[ ]	Going-private transaction subject to Rule 13e-3.

[ ]	Amendment to Schedule 13D under Rule 13d-2.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

[ ]	Check the box if the filing is a final amendment reporting the results of the tender offer.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase, dated August 29, 2022, (the “Offer to Purchase”), attached hereto as Exhibit 99(a)(1)(A), entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the issuer is IDR Core Property Index Fund Ltd. an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), the address of its principal executive office is 3 Summit Park Drive Suite 450, Independence, OH 44131, and the telephone number of its principal executive office is 212-622-0004.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase up to 110,468 shares of its issued and outstanding Class A common stock, par value $0.001 per share (the “Shares”), representing 5% of the Company’s total outstanding shares, at a purchase price of $12.6695 per Share. At the discretion of the Company’s Board of Directors (the “Board”), the Company may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. As of June 30, 2022, there were 2,204,797 Shares issued and outstanding. The purpose of this Offer (as defined below) is to provide stockholders with liquidity because there is otherwise no public market for the Shares. The Offer is made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is for cash at a price of $12.6695 per Share, the net asset value per Share (“NAV per Share”) as of June 30, 2022, which includes the issuance of the distribution to shareholders on July 1, 2022 (the “Purchase Price”).

The information set forth in the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price. The Shares are not currently traded on an established trading market.

Item 3. Identity and Background of Filing Person.

(a)  The Company is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)  Material Terms. The information set forth in the Offer to Purchase under the “Summary Term Sheet”, Section 1 (“Purchase Price; Number of Shares; Expiration Date”), Section 3 (“Certain Conditions of the Offer”), Section 4 (“Procedures for Tendering Shares”), Section 5 (“Withdrawal Rights”), Section 6 (“Payment for Shares”), Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Effects of the Offer”), Section 13 (“Certain United States Federal Income Tax Consequences”) and Section 14 (“Amendments; Extension of the Tender Period; Termination”) is incorporated herein by reference.

(b)  Purchases. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)  Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. Except as set forth therein, the Company does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Company, any of its executive officers or directors, any person controlling the Company or any officer or director of any corporation ultimately in control of the Company and any person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)  Purposes. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference.

(b)  Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) and Section 10 (“Certain Effects of the Offer”) is incorporated herein by reference.

(c)  Plans. Except as referred to in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”), Section 7 (“Source and Amount of Funds”) and Section 10 (“Certain Effects of the Offer”), each of which is incorporated herein by reference, the Company does not have any present plans or proposals and are not engaged in any negotiations that relate to or would result in:

(i)      any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(ii)     other than in connection with transactions in the ordinary course of the Company’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(iii)    any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company;

(iv)    any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

(v)    any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the “1940 Act”);

(vi)    any class of equity securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

(vii)   any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act or 1934, as amended (the “Exchange Act”);

(viii)  the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;

(ix)    the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(x)     any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)  Source of Funds. The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)  Conditions. Not applicable.

(c)  Expenses. Not applicable.

(d)  Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)  Securities Ownership. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b)  Securities Transactions. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations. Not applicable.

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Item 10. Financial Statements.

(a)  Financial Information. Not applicable. Financial statements have not been included since the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

(b)  Pro Forma Financial Information. Not applicable.

Item 11. Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(2)-(5) Not applicable.

(c)  Other Material Information. The entire text of the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibit 99(a)(1) (B), are incorporated herein by reference.

Item 12. Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated August 29, 2022
99(a)(1)(B)	Letter of Transmittal (including Instructions to Letter of Transmittal)
99(a)(1)(C)	Email to Stockholders, dated August 29, 2022
99(a)(1)(D)	Form of Notice of Tender Cancellation

Item 12(b) Filing Fee Exhibit

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2022

IDR Core Property Index Fund Ltd.

By:	Gary A. Zdolshek
Name:	Gary A. Zdolshek
Title:	President

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OFFER TO PURCHASE FOR CASH BY

IDR Core Property Index Fund Ltd.

SHARES OF ITS CLASS A COMMON STOCK

AT A PURCHASE PRICE EQUAL TO THE COMPANY’S NET ASSET VALUE PER SHARE

AS OF JUNE 30, 2022

THE OFFER WILL EXPIRE AT 11:59 PM, EASTERN TIME,

ON SEPTEMBER 26, 2022 UNLESS THE OFFER IS EXTENDED.

To the Stockholders of IDR Core Property Index Fund Ltd.:

IDR Core Property Index Fund Ltd., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company,” “our,” “we,” or “us”), is offering to purchase up to 110,468 of its issued and outstanding Class A common stock, par value $0.001 per share, representing 5% of the Company’s outstanding shares, at a purchase price of $12.6695 per share (“Shares”). The term “Shares” as used herein refers to all of our shares of Class A common stock held by stockholders as of the date of this Offer to Purchase. At the discretion of our Board of Directors (the “Board”), we may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. The purpose of this Offer to Purchase is to provide stockholders with liquidity, since there is no public market for our Shares. See Section 2 below. The offer is made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is for cash at a price of $12.6695 per Share, the net asset value per Share (“NAV per Share”) as of June 30, 2022, which includes the issuance of the distribution to shareholders on July 1, 2022 (the “Purchase Price”). The Offer will expire at 11:59 PM, Eastern Time, on September 26, 2022 unless extended.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTIONS 1 AND 3 BELOW.

IMPORTANT INFORMATION

Stockholders who desire to tender their Shares should either: (1) properly complete and sign the Letter of Transmittal, provide thereon the original of any required signature guarantee(s) and mail or deliver it and any other documents required by the Letter of Transmittal; or (2) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Stockholders who desire to tender Shares registered in the name of such a firm must contact that firm to effect a tender on their behalf. Tendering stockholders will not be obligated to pay brokerage commissions in connection with their tender of Shares, but they may be charged a fee by such a firm for processing the tender(s).

The Company reserves the absolute right to reject tenders determined not to be in appropriate form.

IF YOU DO NOT WISH TO TENDER YOUR SHARES, YOU NEED NOT TAKE ANY ACTION.

NEITHER THE COMPANY NOR ITS BOARD NOR IDR Investment Management, LLC (THE “ADVISER”) MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY, THE BOARD OR THE ADVISER AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE OFFER OTHER THAN AS CONTAINED HEREIN OR IN THE ACCOMPANYING LETTER OF TRANSMITTAL. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE BOARD OR THE ADVISER. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory authority has approved or disapproved of these transactions or determined if the information contained herein is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Offer to Purchase is August 29, 2022.

The Offer does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstance or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Offer materials shall not under any circumstances create any implication that the information contained therein is current as of any time subsequent to the date of such information.

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SUMMARY TERM SHEET

(Section references are to this Offer to Purchase)

This Summary Term Sheet highlights the material information concerning this Offer. For a more complete discussion of the terms and conditions of the Offer, you should read carefully the entire Offer to Purchase and the related Letter of Transmittal.

What is the Offer?

●	We are offering to purchase up to 110,468 Shares, representing 5% of our outstanding Shares, at $12.6695 per Share. The number of Shares purchased pursuant to this Offer is based on the NAV per Share as of June 30, 2022 of $12.6695 per Share. At the discretion of the Company’s Board of Directors (the “Board”), the Company may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares.

Why is the Company making the tender offer?

●	The Offer is designed to provide a measure of liquidity to our stockholders since there is no current public market. Pursuant to our Confidential Private Placement Memorandum, dated September 2021, as amended or supplemented (the “PPM”), we indicated that, on a quarterly basis, we intend to offer to repurchase Shares on terms as may be determined by the Board. See Section 2 below.

When will the Offer expire, and may the Offer be extended?

●	The Offer will expire at 11:59 PM, Eastern Time, on September 26, 2022 unless extended. We may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than 9:00 AM, Eastern Time, on the next business day after the Offer otherwise would have expired. See Section 14 below.

What is the most recent NAV per Share?

●	On June 30, 2022, the NAV per Share was $12.6695.

Are there conditions to the Offer?

●	Yes. To the extent that the number of Shares of our common stock submitted to us for repurchase exceeds the number of Shares that we are able to purchase, we will repurchase Shares on a pro rata basis, subject to “odd lot” priority, from among the requests for repurchase received by us, not on a first-come, first-served basis. Further, we will have no obligation to repurchase Shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency. The Board has the right to suspend or terminate the Offer prior to the expiration date. See Section 3 below for a more complete description of the conditions to the Offer.

How do I tender my Shares?

●	If you own Shares that are registered in your name, you should obtain the Offer, which consists of the Offer to Purchase, the related Letter of Transmittal and any amendments or supplements thereto. Once you receive these materials, you should read them, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. These materials must be received by at the address listed on page 8, in proper form, before 11:59 PM, Eastern Time, on September 26, 2022 (unless the Offer is extended by us, in which case the new deadline will be as stated in the public announcement of the extension). Please note that you must allow for 48 hours of processing by us inclusive of meeting the deadline above. If your Shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in “street name”), you should contact that firm to obtain the package of information necessary to make your decision, and you can only tender your Shares by directing that firm to complete, compile and deliver the necessary documents for submission to the Company by 11:59 PM, Eastern Time, on September 26, 2022 (or if the Offer is extended, the expiration date as extended). See Section 4 below.

May I tender only a portion of the Shares that I hold?

●	Yes. You do not have to tender all or any minimum amount of the Shares that you own to participate in the Offer. However, to qualify for the priority in case of proration, an Odd Lot Holder (as defined below) must tender all Shares owned by any such Odd Lot Holder.

Is there any cost to tender?

●	You will not be required to pay any brokerage fees or similar expenses to tender your Shares.

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May I withdraw my Shares after I have tendered them and, if so, by when?

●	Yes, you may withdraw your Shares at any time prior to the expiration of the Offer (including any extension period) by submitting a Notice of Tender Cancellation to us at the address listed on page 3. In addition, you may withdraw your tendered Shares any time after October 25, 2022 (which is 40 business days after the commencement of the Offer), if they have not been accepted for payment by that date. See Section 5 below.

May I place any conditions on my tender of Shares?

●	No.

Is there a limit on the number of Shares I may tender?

●	No. However, we are limiting the aggregate number of Shares to be repurchased from all stockholders to 110,468 Shares, representing 5% of our outstanding Shares. The Purchase Price and number of Shares purchased pursuant to this Offer is based on the NAV per Share as of June 30, 2022, which includes the issuance of the distribution to shareholders on July 1, 2022.

What if more than the amount of Shares offered for repurchase are tendered (and not timely withdrawn)?

●	We will purchase duly tendered Shares from tendering stockholders pursuant to the terms and conditions of the Offer on a pro rata basis, subject to “odd lot” priority, in accordance with the number of Shares tendered by each stockholder (and not timely withdrawn). Any Shares not purchased during the tender offer period will need to be re-submitted for repurchase in subsequent offers at the subsequent per-Share price.

If I own fewer than 100 Shares and I tender all of my Shares, will I be subject to proration?

●	If you own, beneficially or of record, fewer than 100 Shares in the aggregate, you properly tender all of these Shares and do not properly withdraw them before the Expiration Date, and you check the “Full Odd Lot Redemption (100 shares or less)” box in the Letter of Transmittal, we will purchase all of your Shares without subjecting them to the proration procedure, upon the terms and subject to the conditions of the Offer

If I decide not to tender, how will the Offer affect the Shares I hold?

●	If you do not tender your Shares, your percentage ownership interest in the Company will increase after completion of the Offer. See Section 10 below.

Does the Company have the financial resources to make payment?

●	Yes. See Section 7 below.

If Shares I tender are accepted by the Company, when will payment be made?

●	Payment for properly tendered Shares (not timely withdrawn) will be made promptly following expiration of the Offer. See Section 6 below.

Is my sale of Shares in the Offer a taxable transaction?

●	For most stockholders, yes. We anticipate that U.S. Stockholders, other than those who are tax-exempt, who sell Shares in the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the Shares sold and their adjusted basis in the Shares. The sale date for tax purposes will be the date we accept Shares for purchase. See Section 13 below for details, including the nature of the income or loss and the possibility of other tax treatment. Please consult your tax adviser as well.

Is the Company required to complete the Offer and purchase all Shares tendered, assuming the total Shares tendered are less than the total Shares offered?

●	Under most circumstances, yes. There are certain circumstances, however, in which we will not be required to purchase any Shares tendered, as described in Section 3 below.

Is there any reason Shares tendered would not be accepted?

●	We have reserved the right to reject any and all tenders determined by us not to be in appropriate form.

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How will tendered Shares be accepted for payment?

●	Properly tendered Shares will be accepted for payment promptly following acceptance by us. See Section 6 below.

What action need I take if I decide not to tender my Shares?

●	None.

Does management encourage stockholders to participate in the Offer, and will they participate in the Offer?

●	No. Neither we nor our Board nor the Adviser is making any recommendation to tender or not to tender Shares in the Offer. See Section 9 below.

How do I obtain information?

●	Questions and requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other Offer documents should be directed to IDR Core Property Index Fund Ltd. as follows:

Telephone:         (210) 459-0596

U.S. mail:           PO Box 2175

Milwaukee, WI 53201

Attention: IDR Investor Services

If you do not own Shares directly, you should obtain this information and the documents from your broker, dealer, commercial bank, trust company or other nominee, as appropriate. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Letter of Transmittal should be sent to the Company at the following addresses:

Regular Mail PO Box 2175 Milwaukee, WI 53201 Attention: IDR Investor Services	Overnight Mail IDR Core Property Index Fund Ltd, c/o UMB Fund Services, Inc. 235 W. Galena Street Milwaukee, Wisconsin 53212

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TABLE OF CONTENTS

Section	Page

1.	Purchase Price; Number of Shares; Expiration Date.		1
2.	Purpose of the Offer; Plans or Proposals of the Company.		2
3.	Certain Conditions of the Offer.		2
4.	Procedures for Tendering Shares.		3
	a.	Proper Tender of Shares and Method of Delivery.	3
	b.	Determination of Validity.	3
	c.	United States Federal Income Tax Withholding.	3
5.	Withdrawal Rights.		4
6.	Payment for Shares.		4
7.	Source and Amount of Funds.		4
8.	Financial Statements.		4
9.	Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.		5
10.	Certain Effects of the Offer		5
11.	Certain Information about the Company.		5
12.	Additional Information.		6
13.	Certain United States Federal Income Tax Consequences		6
	a.	U.S. Stockholders.	6
	b.	Non-U.S. Stockholders.	7
14.	Amendments; Extension of Tender Period; Termination.		7
15.	Forward Looking Statements; Miscellaneous.		7

1.	Purchase Price; Number of Shares; Expiration Date.

IDR Core Property Index Fund Ltd., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland, is offering to purchase up to 110,468 Shares, representing 5% of our outstanding Shares, at $12.6695 per Share. The number of Shares purchased pursuant to this Offer is based on the NAV per Share as of June 30, 2022 of $12.6695 per Share, which includes the issuance of the distribution to shareholders on July 1, 2022. At the discretion of the Company’s Board of Directors (the “Board”), the Company may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. The purpose of the Offer is to provide stockholders with a measure of liquidity since there is no public market for our Shares. See Section 2 below.

The Company has previously announced its intention to conduct tender offers on a quarterly basis to provide stockholders with liquidity for their Shares. We will not repurchase Shares in any calendar year in excess of 20% of the weighted average number of Shares outstanding in the prior calendar year, or 5% in each quarter. To the extent the Board determines that it is appropriate to do so, the Company may reduce the repurchase price in any quarter by up to 2% in order to offset the expenses it expects to incur in connection with conducting such repurchase offer.

If you wish to tender your Shares to be repurchased, you must submit the Letter of Transmittal, which has been mailed to you. If more than the amount of Shares offered for repurchase are duly tendered pursuant to the Offer (and not withdrawn, as provided in Section 5 below), we will repurchase Shares on a pro-rata basis, subject to “odd lot” priority, in accordance with the number of Shares duly tendered by or on behalf of each stockholder (and not so withdrawn). As a result, we may repurchase less than the full amount of Shares that you request to have repurchased.

If the number of Shares submitted to us for repurchase exceeds the number of Shares that we are able to purchase, we will repurchase Shares on a pro rata basis, subject to “odd lot” priority, among the requests for repurchase received by us. The term “odd lots” means all Shares tendered by any person (an “Odd Lot Holder”) who owned beneficially or of record an aggregate of fewer than 100 Shares and checks the “Full Odd Lot Redemption (100 shares or less)” box in the Letter of Transmittal. Odd lots will be accepted for payment before any proration of the purchase of other tendered Shares, provided that (a) this priority is not available to partial tenders or to beneficial or record holders of 100 or more Shares in the aggregate, even if these holders have separate accounts or certificates representing fewer than 100 Shares, and (b) to qualify for this priority, an Odd Lot Holder must tender all Shares owned by the Odd Lot Holder in accordance with the procedures described in Section 4. Any Odd Lot Holder wishing to tender all of its Shares pursuant to the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal.

As of June 30, 2022 there were 2,204,797 Shares issued and outstanding, and there were 114 holders of record of our Shares. Of these Shares, we are offering to repurchase up to 110,468 Shares, representing 5% of our outstanding Shares, at a Purchase Price of $12.6695 per Share, our NAV per Share as of June 30, 2022, which includes the issuance of the distribution to shareholders on July 1, 2022.

The Offer will remain open until 11:59 PM, Eastern Time, on September 26, 2022 (the “Expiration Date”), unless and until we, in our discretion, extend the period of time during which the Offer will remain open. If we extend the period of time during which the Offer remains open, the term “Expiration Date” will refer to the latest time and date at which the Offer expires. See Section 14 below for a description of our rights to extend, delay, terminate and/or amend the Offer.

A “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Eastern Time.

In the judgment of our Board, including the independent directors, the Offer is in the best interests of our stockholders and does not violate applicable law. Under the Maryland General Corporation Law, a Maryland corporation may not make a distribution to stockholders, including pursuant to a repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation’s total assets would be less than its total liabilities plus preferential amounts payable on dissolution with respect to preferred stock. In addition, the Maryland General Corporation Law requires that distributions may be made from (a) a corporation’s net earnings for the fiscal year in which the distribution is made, or (b) the sum of the net earnings of the corporation for the preceding eight fiscal quarters.

The Board also considered the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase Shares and under what terms:

●	the effect of such repurchases on our qualification as a REIT (including the consequences of any necessary asset sales);

●	the liquidity of our assets (including fees and costs associated with disposing of assets);

●	our investment plans and working capital requirements;

●	the relative economies of scale with respect to our size;

●	our history in repurchasing Shares or portions thereof; and

●	the condition of the securities markets.

The Board has approved this Offer. The Board recognizes that the decision to accept or reject the Offer is an individual one that should be based on a variety of factors, and stockholders should consult with their personal advisers if they have questions about their financial or tax situation. As a result, we are not expressing any opinion as to whether a stockholder should accept or reject this Offer.

2.	Purpose of the Offer; Plans or Proposals of the Company.

The purpose of the Offer is to provide a measure of liquidity to our stockholders since there is no public market for the Shares. In our PPM, we indicated our intention to periodically repurchase a limited number of Shares and we have determined to use a NAV per Share determined as of the end of the fiscal quarter immediately prior to the date of repurchase. This intention is a recognition of the fact that our Shares are not listed on a national securities exchange and have limited liquidity prior to our termination date. In the PPM, the Company indicated that from time to time, it may offer to repurchase Shares at such times and on such terms as may be determined by the Board in its complete and absolute discretion.

In this regard, in the PPM, we stated our intention to make offers to repurchase Shares on a quarterly basis. In the PPM, we stated that these repurchases would be made at such times and on such terms as may be determined by the Board, in its complete and exclusive discretion. At the discretion of the Board, we may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. We will not repurchase Shares in any calendar year in excess of 20% of the weighted average number of Shares outstanding in the prior calendar year, or 5% in each quarter. To the extent our Board determines that it is appropriate to do so, we may reduce the repurchase price in any quarter by up to 2% in order to offset the expenses we expect to incur in connection with conducting such repurchase offer.

We do not have any present plans or proposals and are not engaged in any negotiations that relate to or would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) other than in connection with transactions in the ordinary course of the Company’s operations and for purposes of accompanying the Offer, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company; (iv) any change in the composition of the Board or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer; (v) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the “1940 Act”); (vi) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (vii) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

3.	Certain Conditions of the Offer.

Shares held of record as of the date of this Offer are eligible to be repurchased pursuant to the Offer. If the amount of repurchase requests exceeds the number of Shares we seek to repurchase, we will repurchase Shares on a pro-rata basis (subject to the exception for Odd Lot Holders who tender all of their Shares). To the extent that any Shares are not purchased during the Offer, you may have the opportunity to tender such shares in future tender offers as described under Section 2.

Notwithstanding any other provision of the Offer, we will not be required to purchase any Shares tendered pursuant to the Offer if such repurchase will cause us to be in violation of the securities, commodities or other laws of the United States or any other relevant jurisdiction. Further, we will not be required to purchase any Shares tendered in the Offer if there is any (i) material legal action or proceeding instituted or threatened which challenges, in the Board’s judgment, the Offer or otherwise materially adversely affects the Company, (ii) declaration of a banking moratorium by Federal, state or foreign authorities or any suspension of payment by banks in the United States, New York State or in a foreign country which is material to the Company, (iii) limitation that affects the Company or the issuers of its portfolio securities imposed by Federal, state or foreign authorities on the extension of credit by lending institutions or on the exchange of foreign currencies, (iv) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any foreign country that is material to the Company, (v) risk that such purchase may adversely affect the status of the Company as a REIT or (vi) other event or condition which, in the Board’s judgment, would have a material adverse effect on the Company or its stockholders if Shares tendered pursuant to the Offer were purchased.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and any such condition may be waived by us, in whole or in part, at any time and from time to time in our reasonable judgment. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time; provided that any such waiver shall apply to all tenders of Shares. Any determination by us concerning the events described in this Section 3 shall be final and binding.

We reserve the right, at any time during the pendency of the Offer, to amend, extend or terminate the Offer in any respect. See Section 14 below.

4.	Procedures for Tendering Shares.

Participation in the Offer is voluntary. If you elect not to participate in the Offer, your Shares will remain outstanding. To participate in the Offer, you must complete and deliver the accompanying Letter of Transmittal to us at:

Regular Mail	Overnight Mail

PO Box 2175	IDR Core Property Index Fund Ltd, c/o
Milwaukee, WI 53201	UMB Fund Services, Inc.
Attention: IDR Investor Services	235 W. Galena Street
Milwaukee, Wisconsin 53212

The Letter of Transmittal must be received by us at one of the addresses above before the Expiration Date.

a.	Proper Tender of Shares and Method of Delivery.

For Shares to be properly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal bearing original signature(s) for all Shares to be tendered and any other documents required by the Letter of Transmittal must be physically received by us at one of the addresses listed above before 11:59 PM, Eastern Time, on the Expiration Date. These materials may be sent via mail, courier or personal delivery. Stockholders who desire to tender Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that firm to effect a tender on their behalf. Odd Lot Holders who tender all of their Shares must also check the “Full Odd Lot Redemption (100 shares or less)” box in to the Letter of Transmittal to qualify for the priority treatment available to Odd Lot Holders as set forth in Section 1.

THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER. IF DOCUMENTS ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND PROPERLY INSURED IS RECOMMENDED.

Stockholders have the responsibility to cause their Shares to be tendered, the Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), and any other documents required by the Letter of Transmittal, to be timely delivered. Timely delivery is a condition precedent to acceptance of Shares for purchase pursuant to the Offer and to payment of the purchase amount.

b.	Determination of Validity.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by us, in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any or all tenders determined not to be in appropriate form or to refuse to accept for payment, purchase, or pay for, any Shares if, in the opinion of our counsel, accepting, purchasing or paying for such Shares would be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect in any tender, whether generally or with respect to any particular Share(s) or stockholder(s). Our interpretations, in consultation with our counsel, of the terms and conditions of the Offer shall be final and binding, subject to the rights of tendering stockholders to challenge our determination in a court of competent jurisdiction.

NEITHER THE COMPANY, NOR THE BOARD, NOR THE ADVISER NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY TENDER, AND NONE OF THEM WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

c.	United States Federal Income Tax Withholding.

To prevent the imposition of U.S. federal backup withholding tax equal to 24% of the gross payments made pursuant to the Offer, prior to receiving such payments, each stockholder accepting the Offer who has not previously submitted to the Company a correct, completed and signed Internal Revenue Service (“IRS”) Form W-9 (“Form W-9”) (for U.S. Stockholders) or IRS Form W-8BEN (“Form W-8BEN”), IRS Form W-8BEN-E (“Form W-8BEN-E”), IRS Form W-8IMY (“Form W-8IMY”), IRS Form W-8ECI (“Form W-8ECI”), or other applicable form (for Non-U.S. Stockholders), or otherwise established an exemption from such withholding, must submit the appropriate form to the Company or complete the W-9 Certification in the Letter of Transmittal. See Section 13 below.

For this purpose, a “U.S. Stockholder” is, in general, a stockholder that is (i) an individual who, for U.S. federal income tax purposes, is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of the source of such income or (iv) a trust (A) subject to the control of one or more U.S. persons and the primary supervision of a court in the United States, or (B) that existed on August 20, 1996 and has made a valid election (under applicable U.S. Treasury regulations) to be treated as a domestic trust. A “Non-U.S. Stockholder” is any stockholder other than a U.S. Stockholder.

5.	Withdrawal Rights.

At any time prior to 11:59 PM, Eastern Time, on the Expiration Date, and, if the Shares have not by then been accepted for payment by us, at any time after October 25, 2022 (which is forty (40) business days after the commencement of the Offer), any stockholder may withdraw any amount of the Shares that the stockholder has tendered. To be effective, a written notice of tender cancellation of Shares tendered must be timely received by us via mail, courier or personal delivery at one of the addresses listed in Section 4. Any notice of tender cancellation must be substantially in the form attached hereto as Exhibit 99(a)(1)(D) and specify the name(s) of the person having tendered the Shares to be withdrawn and the number of Shares to be withdrawn.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us in our sole discretion, which determination shall be final and binding. Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. Withdrawn Shares, however, may be re-tendered by following the procedures described in Section 4 above prior to 11:59 PM, Eastern Time, on the Expiration Date.

6.	Payment for Shares.

Properly tendered Shares will be accepted for payment promptly following acceptance by us. Our acceptance of your Shares will form a binding agreement between you and the Company on the terms and subject to the conditions of this Offer. You will not receive interest on the Purchase Price under any circumstances.

In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by us of: (i) a Letter of Transmittal properly completed and bearing original signature(s) and any required signature guarantee(s) and (ii) any other documents required by the Letter of Transmittal. Stockholders may be charged a fee by a broker, dealer or other institution for processing the tender requested. We will pay any transfer taxes payable on the transfer of Shares purchased pursuant to the Offer. If, however, tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person of such Shares will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. We may not be obligated to purchase Shares pursuant to the Offer under certain conditions. See Section 3 above.

Any tendering stockholder or other payee who has not previously submitted a correct, completed and signed Form W-9, Form W-8BEN, Form W-8BEN-E, Form W-8IMY, Form W-8ECI or other appropriate form, as necessary, and who fails to complete the W-9 Certification in the Letter of Transmittal or complete fully and sign either the Substitute Form W-9 or other appropriate form (e.g., Form W-8BEN, Form W-8BEN-E, Form W- 8IMY or Form W-8ECI) and provide such properly completed form to us may be subject to federal backup withholding tax of 24% of the gross proceeds paid to such stockholder or other payee pursuant to the Offer. See Section 13 regarding this tax as well as possible withholding at the rate of 30% (or lower applicable treaty rate) on the gross proceeds payable to tendering Non-U.S. Stockholders.

7.	Source and Amount of Funds.

As discussed in Section 1, we are offering to purchase 110,468 Shares, representing 5% of our outstanding Shares, at $12.6695 per Share. At the discretion of the Board, we may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares.

8.	Financial Statements.

Financial statements have not been included since the consideration offered to stockholders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act, and files its reports electronically on the EDGAR system.

Information about the Company and reports filed with the SEC are available on the SEC’s website at http://www.sec.gov. Copies of these reports may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. This information will also be available free of charge by contacting us at 3 Summit Park Drive Suite 450, Independence, OH 44131, or by telephone at 212-622-0004.

9.	Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.

As of June 30, 2022, there is 4 person(s) that beneficially owns more than 5% of our outstanding Shares, as determined in accordance with Rule 13d-3 under the Exchange Act.

The directors and executive officers of the Company and the aggregate number and percentage of the Shares held by each of them beneficially are set forth in the table below.

The following table sets forth information regarding the beneficial ownership of our Shares as of June 30, 2022 in each case including Shares which may be acquired by such persons within 60 days, by:

●	each of our officers and directors; and

●	all of our directors and executive officers as a group.

Unless otherwise specified, the address of each beneficial owner is 3 Summit Park Drive Suite 450, Independence, OH 44131.

Name	Number of Shares of Common Stock	Number of Shares of Preferred Stock	Percentage(1)
Interested Directors:
Gary A. Zdolshek	None	None	None
Thomas J. Bartos	None	None	None
Independent Directors:
Geoffery Dohrmann	None	None	None
Lawrence Wolf	8,690	None	0.39%
Steven H. Reiff	None	None	None
Executive Officers:
Brian Thomas	None	None	None
Garrett E. Zdolshek	None	None	None
Roger Pries	None	None	None
All officers and members of the Board of Directors as a group (persons)	None		None

(1)	Based on a total of 2,204,797 Shares of Common Stock outstanding and no Shares of Preferred Stock outstanding on June 30, 2022.

During the 60 days prior to June 30, 2022, the Company has issued an aggregate of approximately 0 million Shares, including Shares issued in connection with our distribution reinvestment plan (the “DRIP”).Except for Shares issued under our DRIP, and based upon our records and upon information provided to us, there have not been any other transactions in Shares that were effected during such period by any of our directors or executive officers, any person controlling the Company, any director or executive officer of any corporation or other person ultimately in control of the Company, any associate or minority-owned subsidiary of the Company or any executive officer or director of any subsidiary of the Company. Except as set forth in this Offer, neither we nor, to the best of our knowledge, any of the above mentioned persons, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations). Based upon information provided or available to us, none of our directors, officers or affiliates intends to tender Shares pursuant to the Offer. The Offer does not, however, restrict the purchase of Shares pursuant to the Offer from any such person.

10.	Certain Effects of the Offer

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of stockholders who do not tender Shares. All stockholders remaining after the Offer will be subject to any increased risks associated with the reduction in the number of outstanding Shares and the reduction in the Company’s assets resulting from payment for the tendered Shares. See Section 7 above. All Shares purchased by the Company pursuant to the Offer will be retired and thereafter will be authorized and unissued Shares.

11.	Certain Information about the Company.

We are an externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the 1940 Act. We are managed by IDR Investment Management, LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which oversees the management of our activities and is responsible for making investment decisions for our portfolio. We have elected to be treated for U.S. federal income tax purposes as a real estate investment trust, or “REIT”, under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

Our investment objective is to employ an indexing investment approach that seeks to track the NCREIF Fund Index — Open End Diversified Core Equity X (the “NFI-ODCE X” or the “NFI-ODCE X Index”) on a net-of-fee basis while minimizing tracking error. We will pursue our investment objective by investing primarily in real estate investment vehicles that comprise the NFI-ODCE X Index (the “Eligible Component Funds”), actively managing allocations to such Eligible Component Funds to approximate the relative weighting of such Eligible Component Funds within the NFI-ODCE X Index, and investing in short-term temporary investments and cash equivalents on an interim basis pending investment in Eligible Component Funds. In accordance with the foregoing, pending investment in Eligible Component Funds, we may invest excess cash in cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. We will attempt to replicate the target index by investing all, or substantially all, of its assets in the Eligible Component Funds that make up the NFI-ODCE X Index, holding each Eligible Component Fund in approximately the same proportion as its weighting in the NFI-ODCE X Index. We anticipate investing, under normal circumstances, at least 80% of its total assets in Eligible Component Funds that comprise the NFI-ODCE X Index.

Our principal office is located at 3 Summit Park Drive, Suite 450, Independence, OH 44131, or by telephone at 212-622-0004.

12.	Additional Information.

Information concerning our business, including our background, strategy, business, investment portfolio, competition, and personnel, as well as our financial information, is included in:

●	our PPM, as filed with the SEC on August 2, 2019 and as supplemented and amended, pursuant to Rule 497 promulgated under the Securities Act of 1933, as amended (the “Securities Act”); and

●	our Annual Report on Form N-CSR for the year ended June 30, 2022, as filed with the SEC on September 2, 2021; and

●	our Semi-Annual Report on Form N-CSRS for the period ended December 31, 2021, as filed with the SEC on March 7, 2022.

Each of the foregoing documents is incorporated by reference herein. We also hereby incorporate by reference additional documents that we may file with the SEC between the date of this Offer and the Expiration Date of this Offer. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. This information will also be available free of charge by contacting us 3 Summit Park Drive Suite 450, Independence, OH 44131, and the telephone number of its principal executive office is 212-622-0004.

13.	Certain United States Federal Income Tax Consequences.

The following discussion is a general summary of the U.S. federal income tax consequences of a sale of Shares pursuant to the Offer. This summary is based upon the Code, applicable U.S. Treasury regulations promulgated thereunder, rulings and administrative pronouncements and judicial decisions, each as in effect as of the date of this Offer to Purchase and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. This summary addresses only Shares held as capital assets and does not address certain tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including U.S. Stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, holders who hold the Shares as part of a hedge or straddle, and financial institutions. This summary does not address all of the tax consequences that may be relevant to U.S. Stockholders in light of their particular circumstances. In addition, this summary does not address (a) any state, local or foreign tax considerations that may be relevant to a U.S. Stockholder’s decision to tender Shares pursuant to the Offer; (b) any tax consequences to partnerships or entities classified as partnerships for U.S. federal tax purposes (or their partners or members) tendering Shares pursuant to the Offer; or (c) any tax consequences to Non-U.S. Stockholders in connection with this Offer to Purchase. U.S. Stockholders should consult their own tax advisers regarding the tax consequences of a sale of Shares pursuant to the Offer, as well as the effects of state and local or foreign tax laws. See Section 4.c. “Procedures for Tendering Shares — United States Federal Income Tax Withholding” above.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Code, a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash: (a) results in a “complete termination” of the U.S. Stockholder’s interest in the Company, (b) is “substantially disproportionate” with respect to the U.S. Stockholder or (c) is “not essentially equivalent to a dividend” with respect to the U.S. Stockholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the U.S. Stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. Although it is generally anticipated that most U.S. Stockholders who tender Shares would satisfy one of these three tests for “sale or exchange” treatment, U.S. Stockholders should consult their own tax advisers to determine if any of these tests would be satisfied in light of their own unique circumstances. If any of these three tests for “sale or exchange” treatment is met, a U.S. Stockholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Shares sold. The gain or loss will be a capital gain or loss. In general, capital gain or loss with respect to Shares sold will be long-term capital gain or loss if the holding period for such Shares is more than one year. The maximum long-term capital gains rate applicable to non-corporate U.S. Stockholders is generally 20%. The ability to deduct capital losses is limited. Under the “wash sale” rules of the Code, recognition of a loss on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent a U.S. Stockholder acquires substantially identical Shares within 30 days before or after the date the Shares are purchased by the Company pursuant to the Offer. In that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss. Additionally, any loss realized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gains dividends received by the U.S. Stockholder (or amounts credited to the U.S. Stockholder as undistributed capital gains) with respect to such Shares.

If none of the tests set forth in Section 302(b) of the Code is met, amounts received by a U.S. Stockholder who sells Shares pursuant to the Offer will be taxable to the U.S. Stockholder as a “dividend” to the extent of such Stockholder’s ratable share of the Company’s current or accumulated earnings and profits. The excess of such amounts received over the portion that is taxable as a dividend will constitute a non-taxable return of capital (to the extent of the Stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer). Any amounts received in excess of the Stockholder’s adjusted tax basis in such case will be treated as gain from a “sale or exchange” of such Shares taxable as discussed in the preceding paragraph. If the amounts received by a tendering Stockholder are treated as a “dividend,” the adjusted tax basis in the Shares tendered to the Company will be transferred to any remaining Shares held by such U.S. Stockholder.

In addition, if a tender of Shares is treated as a “dividend” to a tendering U.S. Stockholder, the IRS may take the position that a constructive distribution under Section 305(c) of the Code may result to a U.S. Stockholder whose proportionate interest in the earnings and assets of the Company has been increased by such tender. U.S. Stockholders are urged to consult their own tax advisers regarding the possibility of deemed distributions resulting from the purchase of Shares pursuant to the Offer.

Individuals with modified adjusted gross incomes in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses).

The Company (or the applicable withholding agent) may be required to withhold backup withholding from the gross proceeds paid to a U.S. Stockholder or other payee pursuant to the Offer unless either: (a) the U.S. Stockholder has completed and submitted to the Company a Form W-9 (or other applicable form), providing the U.S. Stockholder’s employer identification number or social security number as applicable, and certifying under penalties of perjury that: (1) such number is correct; (2) either (i) the U.S. Stockholder is exempt from backup withholding, (ii) the U.S. Stockholder has not been notified by the IRS that the U.S. Stockholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the IRS has notified the U.S. Stockholder that the U.S. Stockholder is no longer subject to backup withholding; or (b) an exception applies under applicable law. Even though the Company may have received a completed Form W-9 from a U.S. Stockholder, the Company may nevertheless be required to backup withhold if it receives a notice from the IRS to that effect.

The tax discussion set forth above is included for general information only. Each Stockholder is urged to consult such Stockholder’s own tax adviser to determine the particular tax consequences to him or her of the Offer, including the applicability and effect of state, local and foreign tax laws.

14.	Amendments; Extension of Tender Period; Termination.

We reserve the right, at any time during the pendency of the Offer, to amend, supplement, extend or terminate the Offer in any respect. Without limiting the manner in which we may choose to make a public announcement of such an amendment, supplement, extension or termination, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, except as provided by applicable law (including Rules 14e-1(d) and 13e-4(e)(3) promulgated under the Exchange Act).

We may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than 9:00 AM, Eastern Time, on the next business day after the Offer would have expired. Except to the extent required by applicable law (including Rule 13e-4(f)(1) promulgated under the Exchange Act), we will have no obligation to extend the Offer.

15.	Forward Looking Statements; Miscellaneous.

This Offer may include forward-looking statements. The forward-looking statements contained in this Offer may include statements as to:

●	the impact of an economic downturn on the ability of the issuer of a senior secured loan to continue to operate, which could lead to the loss of some or all of our investment in such senior secured loan or collateralized loan obligation investment;

●	the impact of interest rate volatility on our results, particularly if we elect to use leverage as part of our investment strategy;

●	our future operating results;

●	our business prospects and the prospects of the companies in which we may invest;

●	our expected financings and investments;

●	the ability of our portfolio companies to achieve their objectives;

●	the adequacy of our cash resources and working capital;

●	the timing of cash flows, if any, from the securities in which we invest;

●	our repurchase of Shares;

●	our contractual arrangements and relationships with third parties;

●	the dependence of our future success on the general economy and its impact on the industries in which we invest;

●	our ability to source favorable investments;

●	our use of financial leverage;

●	our tax status;

●	the timing and amount of interest distributions and dividends from the investments we make; and

●	the risks, uncertainties and other factors we identify in the Offer and in our filings with the SEC.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward- looking statements include these words. The forward-looking statements contained in this Offer involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in the “Certain Risk Factors and Potential Conflicts of Interest” section of our PPM, dated September 2021, as amended or supplemented. Other factors that could cause actual results to differ materially include:

●	changes in the economy;

●	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

●	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this Offer to Purchase on information available to us on the date of this Offer to Purchase, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC. The forward-looking statements and projections contained in this Offer to Purchase are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

The Offer is not being made to, nor will we accept tenders from, or on behalf of, owners of Shares in any jurisdiction in which the making of the Offer or its acceptance would not comply with the securities or “blue sky” laws of that jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Shares in accordance with the Offer would not be in compliance with the laws of such jurisdiction. We, however, reserve the right to exclude stockholders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made or tendered Shares cannot lawfully be accepted, purchased or paid for. So long as we make a good-faith effort to comply with any state law deemed applicable to the Offer, we believe that the exclusion of holders residing in any such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by one or more brokers or dealers licensed under the laws of such jurisdiction.

August 29, 2022	IDR CORE PROPERTY INDEX FUND LTD.